SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated September 1, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                        Form 20-F....X...Form 40-F.......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes....X...No.......

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Eiger Technology, Inc.


Date: September 1, 2000                Mr. Gerry A. Racicot
                                       President

[LOGO] Eiger
          technology inc.

For Immediate Release                           Friday September 1, 2000

EIGER TECHNOLOGY INC. RECEIVES TORONTO STOCK EXCHANGE APPROVAL TO PURCHASE 25% OF NIXXO TECHNOLOGY INC.

TORONTO -Eiger Technology Inc. (Eiger) has received approval from the Toronto Stock Exchange to purchase 25% of Nixxo Technology Inc. (Nixxo).

Nixxo is a GSM chipset and operating system design company based in San Jose, California, that will begin shipping GSM chipsets to various customers in the first quarter of 2001. Eiger, and it's partner Standard Telecom Co. Ltd. of Korea, are both extremely pleased to be partners in this exciting venture.

The GSM cellular market represents 65% of the world cellular phone market with a growth rate of 30% per year. The GSM phone market worldwide is 150 million units per annum. Nixxo's ownership of core GSM technology puts it at the forefront of this enormous market place.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s website at www.eigertechnology.com.

                                      -30-

For More Information, Please Contact:
Nini Krishnappa
Optimum Public Relations
(416) 934-8007
nkrishnappa@cossette.com

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                       818 Erie St. Stratford, ON N4Z 1A2
           519-273-0503 (tel) 519-273-1684 (fax) e-mail eiger@cyg.net